SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 5, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTO3: R$12.30 / 1,000 shares BRTO4: R$10.89 / 1,000 shares BTM: US$10.61 / ADR Market Value: R$6,338 million Closing Price: August 2, 2004

Brasil Telecom S.A.

Consolidated Earnings
Release

2nd Quarter of 2004
Non-audited

  Brasília, August 3, 2004.

QUARTER
HIGHLIGHTS

Increase of 17.7% in the ADSL accesses in service

Net revenue grew by 4.2%, reaching R$2.2 billion

Net revenue/Avg LIS/month reached R$74.4, a 5.3% growth

Data communications revenues of R$255.3 million, a growth of 15.8%

EBITDA of R$921.4 million, a 2.5% growth

EBITDA margin of 42.6%

CAPEX of PCS was R$54.4 million

Total fixed-line CAPEX of R$294.9 million

PCS CAPEX of R$200.7 million

Net earnings adjusted by the goodwill of R$51.7 million

HIGHLIGHTS

Brasilia, August 3, 2004 – Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated earnings for the second quarter of 2004 (1Q04).

As of May 2004 Brasil Telecom has consolidated the results of its new controlled companies, MetroRED and Vant.

Brasil Telecom’s success in the long distance segments is verified by the 38.0% market share in the inter-regional segment and 19.6% in the international segment at the end of 2Q04, the first full quarter of the service’s operation.

Standard & Poor’s (S&P) upgraded to “brAA+” from “brAA” the Brazilian National Scale issuer ratings on Brasil Telecom S.A. and Brasil Telecom Participações S.A. With this upgrade, Brasil Telecom is the only telecommunications company in the country assigned this rating.

Operating Performance

The installed plant of Brasil Telecom reached 10,712 thousand lines, a growth of 0.1% and 0.5% compared to 1Q04 and 2Q03, respectively.

At the end of 2Q04, the plant in service was of 9,647 thousand lines.

At the end of 2Q04, Brasil Telecom reached 382.5 thousand ADSL accesses in service, representing a growth of 96.3% compared to the 2Q03.

Local traffic and long distance traffic increased by 5.0% and 5.9% compared to the 1Q04. The growth in long distance traffic was leveraged by Brasil Telecom’s participation in the inter-regional and international segments.

At the end of 2Q04, Brasil Telecom GSM had 758 employees and the fixed telephony operation 5,386.

Financial Performance

Net revenue in the 2Q04 reached R$2,162.6 million, a 4.2% and 12.9% growth when compared to the net revenue of the 1Q04 and 2Q03, respectively.

Net revenue/Avg LIS/month in the 2Q04 reached R$74.4, against R$70.7 in the 1Q04.

Measured service revenue increased by 3.9% compared to the previous quarter, reflecting the increase in local traffic, affected by seasonality during the first quarter.

Long distance revenue increased by 9.5% compared to the previous quarter, leveraged by the Company’s operations in the inter-regional and international segments.

Inter-network revenues increased by 5.1% compared to the previous quarter, mainly due to the operation of the CSC 14 in calls originated from mobile users.

Data communications revenues reached R$255.3 million in the 2Q04, an increase of 40.6% compared to the 2Q03.

Interconnection costs totaled R$545.3 million, a 9.9% increase compared to the previous quarter.

Subcontracted services costs totaled R$358.5 million, a reduction of 0.8% compared to the previous quarter. The subcontracted services costs to net revenue ratio has been decreasing over the last quarters.

Last Twelve-Month
Highlights

Increase of 96.3% in the ADSL accesses in service

Net revenue grew by 12.9%, reaching R$8.4 billion

Data communications revenues reached R$ 888,5 million, a 40.6% growth

1H04 EBITDA of R$1.82 billion

Net debt is 18.0% lower

Free cash flow of R$1.2 billion in 12 months

Average cost of debt of 15.2% p.a.

Free cash flow of R$1.1 billion

1H04 Net Earnings of R$153.5 million

EBITDA of R$921,4 million in the 2Q04. EBITDA margin of 42.6% in the quarter.

As of June 2004, Brasil Telecom’s consolidated total debt was of R$5,155.0 million, 1.9% higher compared to the 1Q04.

In April 2004, Brasil Telecom S.A. raised 21.5 billion yens (approximately R$577 million) from JBIC - Japan Bank for International Cooperation, which coincided with the payment of the first issuance of public debentures (R$500 million), issued in May 2002

The dollar-denominated debt represented 17.7% of the total debt, totaling R$912.9 million at the end of 2Q04, including the hedge adjustment. Debt pegged to exchange rate variation represented 33.9% of the total debt.

Brasil Telecom hedged 39.8% of the debt pegged to exchange rate variations.

The financial result (excluding Interest on Shareholders’ Equity) was of negative R$140.1 million in the 2Q04, an improvement of R$2.6 million compared to 1Q04.

Net Debt

BT Debt (R$ Million)	Jun/03	Mar/04	Jun/04	Δ Quarter	Δ 12 Months

Total Debt	4,857	5,061	5,155	1.9%	6.1%
(-) Cash	975	2,344	1,971	-15.9%	102.1%
Net Debt	3,882	2,717	3,184	17.2%	-18.0%
(-) Inter Company with BRP	1,524	1,420	1,475	3.9%	-3.2%
Net Debt Ex-Inter Company with BRP	2,359	1,297	1,709	31.7%	-27.5%

The accumulated cost of debt in 2004 is of 15.2% p.a.

Consolidated net debt (excluding inter-company debt and parent company debentures) was of R$1,709.0 million as of June.

The consolidated net debt/shareholders’ equity ratio of the Company was 48.3% at the end of the 2Q04, against 41.4% at the end of the 1Q04.

During the 2Q04, Brasil Telecom generated a positive operating cash flow of R$870.1 million, against R$758.6 million in the 2Q03.

The last-twelve-month free cash flow, computed from the operating cash flow, excluding the investments cash flow and the interest paid, was positive R$1,075.9 million.

Financial Indicators

Financial Indicators	2Q03	3Q03	3Q03	1Q04	2Q04	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	4.91	4.30	5.26	5.47	5.73	4.9%	16.8%
Net Debt** / EBITDA* (x4)	0.66	0.58	0.44	0.36	0.45	25.0%	-31.2%
Total Debt / (EBITDA + Financial Income) (x4)	1.21	1.19	1.13	1.27	1.15	-9.1%	-5.2%
EBITDA* (x4) / Lines in Service	R$ 370	R$ 393	R$ 383	R$ 370	R$ 393	6.2%	6.3%
EBITDA* (x4) / Employees*** (thousand)	R$ 678	R$ 731	R$ 727	R$ 694	R$ 704	1.3%	3.8%

* EBITDA without effects of non-recurrent itens. ** Net debt excluding inter-company loans with Brasil Telecom Participações. *** Excluding employees from Brasil Telecom GSM.

CONSOLIDATED INCOME STATEMENT

Table 1 : Consolidated Income Statement

R$ Million	2Q03	1Q04	2Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,691.2	2,908.8	3,037.4	4.4%	12.9%
Local Service	1,032.5	1,114.3	1,115.7	0.1%	8.1%
Public Telephony	103.1	108.2	119.1	10.1%	15.5%
Long Distance Service	356.8	382.2	418.3	9.5%	17.2%
Fixed-Mobile Calls	679.4	702.1	738.1	5.1%	8.6%
Interconnection	193.0	191.2	179.4	-6.2%	-7.1%
Lease of Means	49.6	55.1	63.5	15.2%	27.9%
Data Communication	181.6	220.5	255.3	15.8%	40.6%
Supplementary and Value Added Services	81.3	99.1	104.1	5.0%	28.0%
Other	13.8	36.2	43.9	21.4%	218.8%

Deductions	(776.3)	(833.5)	(874.8)	4.9%	12.7%
NET REVENUES	1,914.9	2,075.3	2,162.6	4.2%	12.9%

COSTS & OPERATING EXPENSES	(1,014.9)	(1,176.1)	(1,241.2)	5.5%	22.3%
Personnel	(96.1)	(94.1)	(100.3)	6.6%	4.3%
Materials	(22.5)	(23.0)	(24.8)	7.8%	10.0%
Subcontracted Services	(306.6)	(361.3)	(358.5)	-0.8%	16.9%
Interconnection	(430.4)	(496.2)	(545.3)	9.9%	26.7%
Advertising and Marketing	(19.1)	(24.1)	(24.5)	1.9%	28.4%
Provisions and Losses	(75.6)	(110.2)	(135.1)	22.6%	78.7%
Other	(64.6)	(67.2)	(52.6)	-21. 7%	-18.5%

EBITDA	900.0	899.2	921.4	2.5%	2.4%
Depreciation and Amortization	(526.5)	(599.0)	(599.7)	0.1%	13.9%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	373.5	300.2	321.8	7.2%	-13.8%

Financial Result	(232.6)	(380.8)	(140.1)	-63.2%	-39.8%
Financial Revenues	100.5	100.1	172.3	72.1%	71.4%
Financial Expenses	(333.1)	(242.8)	(312.4)	28.6%	-6.2%
Interest on Shareholders' Equity	-	(238.1)	-	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL
RESULT	140.9	(80.6)	181.7	N.A.	28.9%

Non-Operating Revenues (Expenses)	(38.2)	(40.2)	(97.0)	141.0%	153.7%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(7.2)	(9.2)	(66.0)	N.A.	N.A.

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	102.7	(120.8)	84.7	N.A.	-17.5%

Income and Social Contribution Taxes	(42.3)	27.6	(49.2)	N.A.	16.3%

EARNINGS BEFORE PROFIT SHARING	60.3	(93.2)	35.5	N.A.	-41.2%

Profit Sharing	(11.2)	(12.1)	(14.7)	21.7%	31.5%

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	49.1	(105.3)	20.7	N.A.	-57.8%

Reversion of Interest on Shareholders' Equity	-	238.1	-	N.A.	N.A.

NET EARNINGS (LOSSES)	49.1	132.8	20.7	-84.4%	-57.8%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS (LOSSES) ADJUSTED BY
GOODWILL AMORTIZATION	80.1	163.8	51.7	-68.4%	-35.4%

Net Earnings (Losses)/1,000 shares - R$	0.0901	0.2436	0.0377	-84.5%	-58.1%
Net Earnings (Losses)/ADR - US$	0.0941	0.2524	0.0364	-85.6%	-61.3%

OPERATING PERFORMANCE

PLANT

Table 2 : Plant

PLANT	2Q03	1Q04	2Q04	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,656.1	10,700.7	10,711.6	0.1%	0.5%
Additional Lines Installed (Thousand)	47.9	14.2	10.9	-23.7%	-77.3%

Lines in Service - LIS (Thousand)	9,741.0	9,723.8	9,646.7	-0.8%	-1.0%
Residential	7,107.2	6,988.2	6,840.5	-2.1%	-3.8%
Non-Residential	1,565.3	1,468.5	1,450.7	-1.2%	-7.3%
Public Telephones	296.8	295.9	296.2	0.1%	-0.2%
Pre-paid	217.8	281.9	276.1	-2.1%	26.8%
Hybrid Terminals	0.1	58.7	159.4	171.6%	N.A.
Other (including PBX)	553.8	630.6	623.8	-1.1%	12.6%
Additional LIS (Thousand)	145.9	(127.0)	(77.1)	-39.3%	N.A.

Average LIS (Thousand)	9,668.1	9,787.4	9,685.3	-1.0%	0.2%

LIS/100 Inhabitants	23.5	23.1	22.9	-1.1%	-2.5%
Public Telephones/1,000 Inhabitants	7.2	7.0	7.0	-0.2%	-1.7%
Public Telephones/100 Lines Installed	2.8	2.8	2.8	0.0%	-0.7%

Utilization Rate	91.4%	90.9%	90.1%	-0.8 p.p.	-1.4 p.p.

Digitization Rate	99.0%	99.5%	99.5%	0.0 p.p.	0.2 p.p.

ADSL Accesses in Service (Thousand)	194.8	324.9	382.5	17.7%	96.3%

Installed Lines	In the 2Q04, Brasil Telecom installed 10.9 thousand lines, ending the quarter with 10.7 million terminals , an increase of 55.5 thousand lines from the same period in 2003.

Graph 1 : Plant - Progression

Lines in Service

The plant in service totaled 9.6 million lines in the 2Q04 . Brasil Telecom continued the non-paying-lines-detection process, disconnecting lines with no prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization rate was reduced to 90.1%.

Additionally, Brasil Telecom encouraged the migration of clients from the pre-paid and economical plans to the hybrid plan. Client base segmentation seeks to match the product to the usage profile of each client and to increase the average ARPU (net revenue/average LIS/month).

ADSL	Brasil Telecom virtually doubled its ADSL accesses in service plant in just one year, reaching the mark of 382.5 thousand accesses at the end of 2Q04.

Graph 2 : ADSL Accesses

TARGETS

Quality Targets
In 2Q04, Brasil Telecom met all of the quality targets predicted by the General Plan of Quality Targets , established by Anatel for the rendering of the switched fixed telephony service in the local and long-distance segments.

TRAFFIC

Table 3 : Traffic

TRAFFIC	2Q03	lQ04	2Q04	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,958.8	2,585.9	2,715.2	5.0%	-8.2%

Long Distance Minutes (Million)	1,743.9	1,533.6	1,624.2	5.9%	-6.9%

Fixed-Mobile Minutes (Million)	1,058.0	1,037.4	1,035.6	-0.2%	-2.1%

Exceeding Pulses/Average LIS/Month	102.0	88.1	93.4	6.1%	-8.4%
LD Minutes/Average US/Month	60.1	52.2	55.9	7.0%	-7.0%
Fixed-Mobile Minutes/Average LIS/Month	36.5	35.3	35.6	0.9%	-2.3%

Exceeding Local Pulses	The traffic of exceeding local pulses increased by 5.0% compared to the 1Q04, reaching 2.7 billion.

Long Distance Traffic
In the 2Q04, long distance traffic increased by 5.9% in comparison to the previous quarter, due to Brasil Telecom's presence in the new long distance segments (inter-regional and international), which in turn leveraged the intra-regional traffic (+6.5% ).

LD Market Share
At the end of 2Q04, the first full quarter in which it was possible to use the CSC 14 in all long distance calls, Brasil Telecom reached a 38.0% market share in the inter-regional segment and a 19.6% share in international segment.

Leveraged by the success of the campaigns developed for the launch of the CSC 14 use outside of the Region, the DLD market share of Brasil Telecom increased by 2.4 p.p. in the intra-region segment and 0.9 p.p. in the intra-sector segment. The market share in the intra-sector and intra-region segmen ts reached 91.0% and 81.1%, respectively.

Graph 3 : DLD Market Share – Average Quarter

Inter-Network Traffic

Inter-network traffic remained stable in the 2Q04 , due to a reduction of 1.1% in the VC-1 traffic and 5.1% in the VC-2 traffic, partially offset by the increase of 42.3% in the VC-3 traffic.

Of the total inter-network traffic, 83.9% corresponds to VC-1 calls, 11.5% to VC-2 calls and 4.6% to VC-3 calls. T here was a significant increase in the VC-3 traffic as a percentage of total traffic, which represented 3.2% of the inter-network traffic in the 1Q04, explained by the increase in long distance calls using the CSC 14.

TARIFFS

Tariff Adjustments

Brasil Telecom was authorized by Anatel to adjust the tariffs for the Local and Domestic Long Distance Services Basic Plans. The authorized average adjustments for the local and domestic long distance baskets were of 6.89% and 3.20%, respectively. The TU-RL (Local Network Usage Rate) was adjusted by -10.47% and the TU-RIU (Long Distance Network Usage Rate) was adjusted by 3.20%.

The authorized maximum average rates for Brasil Telecom, effective as of July 2, 2004, are shown in the next page .

Note that the following tariffs do not account for the adjustment difference authorized for 2003, according to the decision of the Brazilian Supreme Court ( Superior Tribunal de Justiça – STJ ).

Table 4 : Local Service Tariffs (in R$)

Local Service	Previous Tariff[1]	Adjusted Tariff[1]	Change (%)

Installation Fee	24.45	19.93	-18.50%
Residential Monthly Fee	22.19	23.84	7.40%
Non-residential Monthly Fee	29.06	31.22	7.40%
PBX Monthly Fee	23.89	25.66	7.40%
Local Pulse	0.08938	0.09602	7.40%
Address Change	95.82	102.93	7.40%
Public Telephone Credit	0.09496	0.102	7.40%

Local Basket			6.89%

[1] Tariffs net of taxes, except for the Public Telephone Credit Tariff.

Table 5 : Domestic Long Distance Service Tariffs (in R$)

Previous Tariffs[1]
DLD Service	Normal	Differentiated	Reduced	Super Reduced

DC	0.03390	0.06784	0.01694	0.00846
D1	0.09789	0.19580	0.04893	0.02444
D2	0.16317	0.27445	0.08156	0.04076
D3	0.20582	0.31787	0.12236	0.06116
D4	0.26090	0.38930	0.16317	0.08156

[1] Tariffs net of taxes.

Adjusted Tariffs[1]
DLD Service	Normal	Differentiated	Reduced	Super Reduced

DC	0.03498	0.06211	0.01748	0.00873
D1	0.10102	0.20207	0.05049	0.02522
D2	0.16839	0.28324	0.08417	0.04206
D3	0.21241	0.32805	0.12628	0.06311
D4	0.27290	0.39351	0.17211	0.08417

[1] Tariffs net of taxes.

Adjustment Percentage Change[1]
DLD Service	Normal	Differentiated	Reduced	Super Reduced

DC	3.20%	-8.40%	3.20%	3.20%
D1	3.20%	3.20%	3.20%	3.20%
D2	3.20%	3.20%	3.20%	3.20%
D3	3.20%	3.20%	3.20%	3.20%
D4	4.60%	1.10%	5.50%	3.20%

[1] The readjustment percentage change that refers to D4 considers a weighted average of all States, which have differentiated tariffs.

Table 6 : Network Usage Tariffs (in R$)

Network Usage	Previous Tariff[1]	Adjusted Tariff[1]	Change (%)

TU-RL	0.05285	0.04731	-10.47%
TU-RIU	0.09682	0.09991	3.20%

[1] Tariffs net of taxes.

SUBSIDIARIES

Brasil Telecom GSM

14 Brasil Telecom Celular S.A. officially launched its trademark, Brasil Telecom GSM, on May 10, 2004. On May 11, 2004, its brand was presented in the most prominent newspapers of the country, alongside the brands of its main partners .

Brasil Telecom GSM entered into a contract to purchase the infrastructure equipment to build its mobile network throughout the 2Q04. The contract was entered into with two international suppliers, Ericsson and Alcatel. The network is being implanted rapidly so as to obtain wide coverage in the 3Q04, when the full commercial launch is expected .

The investments expected to expand coverage in 2005 were brought forward to 2004. As a result, Brasil Telecom GSM expects to reach the largest GSM coverage in Region II , providing its customers with a high quality service, highlighting mobility features.

By bringing forward investments, Brasil Telecom GSM should invest approximately US$350 million, covering about 544 localities in its operational area.

In the 2Q04, R$200.7 million were invested in the operation, amounting to R$ 364.3 million since the start of the project.

The project “Our Mobile” - where employees, their relatives and friends, residing in all states of Region II, bought mobile phones in special financing conditions - has already exceeded the mark of 18 thousand subscribers. Besides voice services, customers of “Our Mobile” are also offered a new voice mail box and a “Missed Call” service, where an SMS – Short Message Service – is sent whenever a call is made to a Brasil Telecom GSM terminal, which is either turned off or out of coverage area.

The main platforms that will be used in the mobile operations (pre-paid service, voice mail box, SMS, multimedia messages – MMS, other platforms for data services – WAP, OTA, Middleware – and anti-fraud) have already been implemented and are at the final test and improvement stage.

For its launch, Brasil Telecom GSM will have over 1,200 points of sales, including the main retail chains in Region II, authorized exclusive and non-exclusive agents, and Brasil Telecom GSM stores and kiosks.

It is worth noting that the 16 stores and 40 stands of Brasil Telecom GSM, the majority of which are located at the largest and best shopping centers of the Region, will serve not only the mobile operator customers, but also all other customers of Brasil Telecom S.A.'s wide range of products, including fixed line, ADSL, internet provider, among others.

This kind of initiative clearly illustrates that Brasil Telecom is adopting a full convergence model, involving commercial aspects, people, infrastructure, equipment, and systems.

The civil constructions are at an advanced stage. Nine out of the 16 stores have already been built and are now receiving the equipment for assembly. The information systems will also be tested soon. The remaining stores will be ready for the full commercial launch scheduled for the 3Q04.

As of the end of July, 758 employees worked at Brasil Telecom GSM, out of which 303 worked at Brasil Telecom GSM stores. Our business plan anticipates a workforce of about 1,000 employees for the commercial launch. During the quarter the training programs of all employees in different existing systems, as well as selling and service techniques, was initiated.

FINANCIAL PERFORMANCE

REVENUES

Table 7 : Consolidated Operating Gross Revenues

R$ Million	2Q03	1Q04	2Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,691.2	2,908.8	3,037.4	4.4%	12.9%
Local Service	1,032.5	1,114.3	1,115.7	0.1%	8.1%
Activation	7.9	9.1	9.3	2.3%	19.0%
Basic Subscription	666.5	744.7	732.5	-1.6%	9.9%
Measured Service	331.2	336.4	349.5	3.9%	5.5%
Lease of Lines	0.5	0.4	0.4	2.7%	-21.7%
Other	26.4	23.7	24.0	1.3%	-9.1%

Public Telephony	103.1	108.2	119.1	10.1%	15.5%

Long Distance Service	356.8	382.2	418.3	9.5%	17.2%
Intra-Sector	266.3	264.8	263.6	-0.4%	-1.0%
Intra-Region	90.4	90.4	95.9	6.1%	6.1%
Inter-Region	-	21.3	52.2	145.2%	N.A.
International/Borderline	0.1	5.7	6.5	14.8%	4603.5%

Inter-Network Calls	679.4	702.1	738.1	5.1%	8.6%
VC-1	545.7	527.8	536.9	1.7%	-1.6%
VC-2	117.1	133.9	140.1	4.7%	19.7%
VC-3	16.6	40.5	60.8	50.0%	266.4%
International	-	-	0.3	N.A.	N.A.

Interconnection	193.0	191.2	179.4	-6.2%	-7.1%
Fixed-Fixed	141.5	128.3	113.0	-12.0%	-20.2%
Mobile-Fixed	51.5	62.9	66.4	5.6%	28.9%

Lease of Means	49.6	55.1	63.5	15.2%	27.9%

Data Communication	181.6	220.5	255.3	15.8%	40.6%

Supplementary and Value Added Services	81.3	99.1	104.1	5.0%	28.0%

Other	13.8	36.2	43.9	21.4%	218.8%

Deductions	(776.3)	(833.5)	(874.8)	4.9%	12.7%
NET REVENUES	1,914.9	2,075.3	2,162.6	4.2%	12.9%

Graph 4 : Gross Revenue Breakdown

1Q04 R$2,909 million	2Q04 R$3,037 million

Local Service

Gross revenue from local service reached R$1,115.7 million in the 2Q04 , 8.1% higher than in the 2Q03 and stable compared to the 1Q04.

Gross revenue from activation fee totaled R$9.3 million in the 2Q04 , 2.3% higher than in the 1Q04. This performance is a result of the 417.8 thousand lines activated in the 2Q04, against 404.8 thousand activated in the 1Q04.

Gross revenue from basic subscription reached R$732.5 million in the quarter , a reduction of 1.6% compared to R$744.7 million in the 1Q04. This difference is explained by the increase of promotional plans as a percentage of total plans in the mix of lines in service.

Gross revenue from measured service totaled R$349.5 million in the 2Q04, an increase of 3.9% compared to the 1Q04 , explained by the 5.0% increase in local traffic.

Public Telephony	Gross revenue from public telephony reached R$119.1 million in the 2Q04 , an increase of 10.1% in comparison with the 1Q04, due to selling efforts and the campaign to encourage public telephony usage.

Long Distance

Gross revenue from long distance calls reached R$418.3 million in the 2Q04 , representing a 9.5% increase in comparison to the 1Q04, mainly due to the usage of the CSC 14 in inter-regional and international long distance calls.

In the 2Q04, revenues from inter-regional DLD reached R$52.2 million, while revenues from ILD totaled R$6.5 million .

Inter-Network

Gross revenue from inter-network calls reached R$738.1 million in the 2Q04 , a 5.1% increase compared to 1Q04, reflecting the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network call mix and the tariff adjustment effective since February.

The usage of the CSC 14 in calls originated from mobile phones contributed with revenues of R$108.0 million in the 2Q04, against R$78.5 million in the 1Q04.

Interconnection	Gross revenue from interconnection in the 2Q04 decreased by 6.2% compared to the 1Q04, explained by the increase in Brasil Telecom's market share in the long distance segments.

Lease of Facilities	In the 2Q04, revenues from lease of facilities were R$63.5 million , 15.2% greater than the R$55.1 million reported in the 1Q04.

Data Communications

In the 2Q04, data communications revenues reached R$255.3 million, an increase of 15.8% compared to the previous quarter, mainly due to the 17.7% growth in ADSL accesses in service and to MetroRed's consolidation .

In the 2Q03, gross revenue from data communication represented 6.7% of total revenue, while in the 2Q04 this segment represented 8.4% of total gross revenue.

Graph 5 : Data Communication s Revenues

Supplementary and Value-Added Services

Gross revenue from supplementary and value-added services increased by 5.0% in the 2Q04 compared to the previous quarter, totaling R$104.1 million.

As of June 2004, there were 6.2 million activated intelligent services, against 6.0 million in March 2004.

Other Revenues	Other revenues reached R$43.9 million in the 2Q04 , a growth of 218.8% compared to 2Q03, mainly due to the services offered by iBest, Globenet, Vant and MetroRED.

Gross Revenue Deductions	Gross revenue deductions reached R$874.8 million in the 2Q04 , representing 28.8% of the gross revenue for the quarter, against 28.7% in the 1Q04.

Net Operating Revenue/Avg LIS/month	Net operating revenue/Average LIS/month in the 2Q04 was of R$74 4 , against R$66.0 in the 2Q03, a 12.7% increase.

COSTS AND EXPENSES

Table 8 : Consolidated Operating Costs and Expenses

R$ Million	2Q03	lQ04	2Q04	Δ Quarter	Δ 12 Months

NET REVENUES	1,914.9	2,075.3	2,162.6	4.2%	12.9%

Costs	(1,200.2)	(1,346.9)	(1,393.7)	3.5%	16.1%
Personnel	(29.2)	(28.0)	(29.9)	6.7%	2.3%
Materials	(21.3)	(21.8)	(23.0)	5.5%	8.2%
Subcontracted Services	(575.9)	(654.1)	(700.4)	7.1%	21.6%
Interconnection	(430.4)	(496.2)	(545.3)	9.9%	26.7%
Other	(145.5)	(157.9)	(155.1)	-1.8%	6.6%
Depreciation and Amortization	(485.8)	(550.9)	(547.3)	-0.7%	12.7%
Other	(88.0)	(92.0)	(93.1)	1.2%	5.8%

GROSS PROFIT	714.8	728.4	768.9	5.6%	7.6%

Sales Expenses	(121.8)	(133.9)	(138.9)	3.8%	14.0%
Personnel	(32.4)	(31.2)	(32.3)	3.7%	-0.3%
Materials	(0.3)	(0.2)	(0.7)	264.0%	149.2%
Subcontracted Services	(86.2)	(99.6)	(103.5)	3.9%	20.0%
Advertising and Marketing	(19.1)	(24.1)	(24.5)	1.9%	28.4%
Other	(67.1)	(75.5)	(79.0)	4.6%	17.7%
Depreciation and Amortization	(1.4)	(1.3)	(1.5)	16.3%	4.7%
Other	(1.5)	(1.6)	(0.9)	-43.4%	-37.5%

General and Administrative Expenses	(108.0)	(143.4)	(140.6)	-2.0%	30.2%
Personnel	(28.7)	(29.7)	(31.8)	6.9%	10.9%
Materials	(0.6)	(0.5)	(0.6)	10.4%	0.4%
Subcontracted Services	(71.8)	(104.0)	(100.7)	-3.1%	40.2%
Depreciation and Amortization	(3.8)	(5.0)	(5.7)	14.4%	48.7%
Other	(3.1)	(4.2)	(1.8)	-57.1%	-42.0%

Information Technology	(77.3)	(82.0)	(80.8)	-1.5%	4.5%
Personnel	(5.8)	(5.2)	(6.3)	20.9%	8.6%
Materials	(0.4)	(0.5)	(0.5)	4.6%	28.8%
Subcontracted Services	(22.1)	(23.9)	(23.7)	-1.0%	7.1%
Depreciation and Amortization	(35.5)	(41.8)	(45.2)	8.1%	27.3%
Other	(13.5)	(10.6)	(5.1)	-51.9%	-62.1%

Provisions and Losses	(75.6)	(110.2)	(135.1)	22.6%	78.7%
Doubtful Accounts	(61.9)	(87.7)	(95.3)	8.8%	54.0%
Contingencies	(13.7)	(22.5)	(39.7)	76.5%	190.6%

Other Operating Revenues (Expenses)	41.5	41.2	48.3	17.1%	16.5%

OPERATING PROFIT BEFORE FINANCIAL	373.5	300.2	321.8	7.2%	-13.8%

Graph 6 : Operating Costs and Expenses Breakdown (Excluding Depreciation, Provisions and Losses)

1Q04 R$1,066 million	2Q04 R$1,106 million

Operating Costs and Expenses

Operating costs and expenses totaled R$1,840.8 million in the 2Q04, against R$1,775.1 million in the previous quarter .

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,106.1 million in the 2Q04, against R$1,066.0 million in the 1Q04, an increase of 3.8% compared to the previous quarter.

Number of Employees

At the end of the 2Q04, Brasil Telecom's fixed telephony operation had 5,386 employees , against 5,206 in the previous quarter . This increase is a result of the 339 admissions (of which 158 relate to the consolidation of MetroRED) and 159 dismissals that occurred in the period.

As of June 2004, Brasil Telecom GSM had 758 employees , against 265 in the 1Q04, reflecting the structuring process for the product's launch.

Personnel	Personnel costs and expenses reached R$100.3 million, an increase of 6.6% compared to the previous quarter , influenced by the consolidation of MetroRED and Vant.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$358.5 million in the 2Q04 , a 0.8% reduction in relation to the previous quarter .

The subcontracted services costs and expenses to net revenues ratio has been falling since the 4Q03. T he ratio was 17.5% in the 4Q03, 17.4% in the 1Q04 and reached 16.6% in the 2Q04. This reduction results from the cost and expense control policy adopted by Brasil Telecom, focusing on the optimization of its administrative and maintenance cost structure .

Interconnection
Interconnection costs totaled R$545.3 million in the 2Q04 , a 9.9% increase compared to the previous quarter. This increase is associated with the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network traffic mix , the increase of long distance calls terminating outside Region II, the usage of CSC 14 in calls originated from mobile phones, and the mobile interconnection tariff adjustment effected in February.

Advertising & Marketing	Expenses with advertising & marketing totaled R$24.5 million in the 2Q04 , an increase of 1.9% from the previous period.

Losses with Accounts Receivable/Gross Revenue Ratio	The losses with accounts receivable to gross revenue ratio was of 3.1% in the 2Q04 , stable in relation to the 1Q04. Losses with accounts receivable totaled R$95.3 million in the 2Q04.

Accounts Receivable

In the 2Q04, the gross accounts receivable to gross revenue ratio dropped from 72.2% to 70.7% , meaning that the increase in gross revenues was higher than the increase in accounts receivable in the period.

Gross accounts receivable in the 2Q04 increased as a result of the CSC 14 operation in the inter-regional and international segments and by the usage of the CSC 14 in calls originated from mobile phones. C o-billing with other mobile operators results in a bad debt percentage above the average percentage of the other segments in which we operate .

Deducting for the provision for doubtful accounts in the amount of R$185.4 million, Brasil Telecom's net accounts receivable totaled R$1,960.6 million at the end of the 2Q04 .

Graph 7 : Accounts Receivable / Gross Revenue Ratio

Table 9: Gross Accounts Receivable

	Jun/03	Sep/03	Dec/03	Mar/04	Jun/04

Total (R$ Million)	2,033.0	2,139.5	2,042.7	2,099.0	2,145.9
Due	61.6%	64.0%	63.7%	60.6%	60.1%
Overdue (up to 30 days)	14.4%	12.9%	15.3%	16.2%	15.7%
Overdue (between 31-60 days)	6.1%	7.3%	4.9%	6.2%	6.3%
Overdue (between 61-90 days)	3.3%	2.4%	4.1%	4.4%	3.6%
Overdue (over 90 days)	14.6%	13.5%	12.1%	12.6%	14.3%

Provisions for Contingencies

In the 2Q04, provisions for contingencies totaled R$39.7 million , an increase of 76.5% compared to the previous quarter.

Based on recent decisions of the Brazilian Supreme Court related to labor claims, R$26.0 million were provisioned for contingencies in the 2Q04.

Other Operating Costs and Expenses/Revenues	Other Operating Costs and Expenses/Revenues totaled R$52.6 million in the 2Q04 , a 21.7% reduction in comparison with the 1Q04.

EBITDA

Table 10 : EBITDA Margin – Gains and Losses

R$ Million	2Q03	Vertical	1Q04	Vertical	2Q04	Vertical

GROSS REVENUES	2,691.2	140.5%	2,908.8	140.2%	3,037.4	140.5%
Local Service	1,032.5	53.9%	1,114.3	53.7%	1,115.7	51.6%
Public Telephony	103.1	504%	108.2	5.2%	119.1	5.5%
Long Distance Service	356.8	18.6%	382.2	18.4%	418.3	19.3%
Fixed-Mobile Calls	679.4	35.5%	702.1	33.8%	738.1	34.1%
Interconnection	193.0	10.1%	191.2	9.2%	17904	8.3%
Data Communication	181.6	9.5%	220.5	10.6%	255.3	11.8%
Supplementary and Value Added Services	81.3	4.2%	99.1	4.8%	104.1	4.8%
Other	13.8	0.7%	36.2	1.7%	43.9	2.0%

Deductions	(776.3)	-40.5%	(833.5)	-40.2%	(874.8)	-40.5%
NET REVENUES	1,914.9	100.0%	2,075.3	100.0%	2,162.6	100.0%

COSTS & OPERATING EXPENSES	(1,014.9)	-53.0%	(1,176.1)	-56.7%	(1,241.2)	-57.4%
Personnel	(96.1)	-5.0%	(94.1)	-4.5%	(100.3)	-4.6%
Materials	(22.5)	-1.2%	(23.0)	-1.1%	(24.8)	-1.1%
Subcontracted Services	(306.6)	-16.0%	(361.3)	-17.4%	(358.5)	-16.6%
Interconnection	(430.4)	-22.5%	(496.2)	-23.9%	(545.3)	-25.2%
Advertising and Marketing	(19.1)	-1.0%	(24.1)	-1.2%	(24.5)	-1.1%
Provisions and Losses	(75.6)	-3.9%	(110.2)	-5.3%	(135.1)	-6.2%
Other	(64.6)	-304%	(67.2)	-3.2%	(52.6)	-204%

EBITDA	900.0	47.0%	899.2	43.3%	921.4	42.6%

EBITDA of R$921.4 million	Brasil Telecom's EBITDA was of R$921.4 million in the 2Q04 , R$22.3 million above the 1Q04´s EBITDA, or a 2.5% increase quarter-on-quarter.

EBITDA Margin

In the 2Q04, Brasil Telecom's EBITDA margin reached 42.6%. It is important to mention Brasil Telecom's operation in the long distance segments, where the margin is pressured by competition. Provision for labor contingencies also affected the margin in this quarter.

Not accounting for non-recurring items evidenced in the quarter in provisions for contingencies, EBITDA would have reached R$947.4 million, which represents a margin of 43.8%.

EBITDA/Avg LIS/month	In the 2Q04, EBITDA/Average LIS/month reached R$31.7, 2.2% higher than in the 2Q03.

FINANCIAL RESULT

Table 11 : Consolidated Financial Result

R$ million	2Q03	1Q04	2Q04	Δ Quarter	Δ Year

Financial Revenue	100.5	100.1	172.3	72.1%	71.4%
Local Currency	39.1	90.4	124.5	37.7%	218.3%
Foreign Currency	61.4	9.7	47.9	391.2%	-22.1%
Financial Expense	(333.0)	(242.8)	(312.4)	28.6%	-6.2%
Local Currency	(289.4)	(229.7)	(216.4)	-5.8%	-25.2%
Foreign Currency	(43.7)	(13.1)	(95.9)	632.1%	119.7%
Interest on Shareholders' Equity	-	(238.1)	-	-100.0%	N.A.

Financial Result	(232.6)	(380.8)	(140.1)	-63.2%	-39.8%

Financial Result
In the 2Q04, Brasil Telecom reported a negative net financial result of R$140.1 million , stable in comparison with the negative R$142.7 million reported in the 1Q04, not accounting for Interest on Shareholders´ Equity.

OTHER ITEMS

Amortization of Reconstituted Goodwill
In the 2Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Non-Operating Revenues / Expenses	The non-operating revenues/expenses in the 2Q04 essentially concerns write-offs and provision of losses with investments.

NET EARNINGS

Net earnings totaled R$20.7 million in the 2Q04 (R$0.0377/1,000 shares). Net earnings/ADR in the same period was of US$0.0364. Net earnings adjusted by goodwill totaled R$51.7 million in the 2Q04.

BALANCE SHEET

Table 12: Consolidated Balance Sheet

R$ Million	Mar/04	Jun/04

CURRENT ASSETS	5,155.2	4,990.7

Cash and Equivalents	2,343.5	1,970.7
Accounts Receivables (Net)	1,922.2	1,960.6
Deferred and Recoverable Taxes	640.1	645.3
Other Recoverable Amounts	180.8	310.6
Inventory	7.5	7.4
Other	61.1	96.1

LONG TERM ASSETS	1,229.7	1,210.7

Loans and Financing	7.7	7.9
Deferred and Recoverable Taxes	598.2	573.8
Other	623.8	629.1

PERMANENT ASSETS	9,611.3	9,880.5

Investment (Net)	278.2	441.1
Property, Plant and Equipment (Net)	8,703.2	8,771.9
Property, Plant and Equipment (Gross)	23,127.3	23,894.4
Accumulated Depreciation	(14,424.1)	(15,122.5)
Deferred Assets (Net)	629.8	667.5

TOTAL ASSETS	15,996.2	16,082.0

CURRENT LIABILITIES	4,539.4	3,930.4

Loans and Financing	1,956.6	1,475.7
Suppliers	1,052.5	1,107.9
Taxes and Contributions	480.9	507.2
Dividends Payable	476.0	269.9
Provisions	358.2	345.5
Salaries and Benefits	70.0	79.7
Consignment for Third Parties	73.0	70.7
Other	72.3	73.9

LONG TERM LIABILITIES	4,887.8	5,496.8

Loans and Financing	3,104.4	3,679.3
Provisions	833.7	781.1
Taxes and Contributions	675.1	706.8
Authorization for Services Exploration	223.5	275.7
Other	51.0	53.9

DEFERRED INCOME	11.5	64.0

MINORITY INTEREST	-	(0.0)

SHAREHOLDERS'EQUITY	6,557.5	6,590.8

Capital Stock	3,401.2	3,401.2
Capital Reserves	1,551.7	1,551. 7
Profit Reserves	273.2	273.2
Retained Earnings	1,396.7	1,419.5
Treasury Shares	(65.3)	(54.9)

TOTAL LIABILITIES	15,996.2	16,082.0

INDEBTEDNESS

Table 13: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total	Balance Jun/04

Short Term				28.6%	1,475.7
Private Debenture (BRP)	R$	100% CD!	Jul/2006		473.4
Inter Company (BRP)	US$	1.75% p.a.	Jul/2014		9.8
BNDES	R$	TJLP + 6.5% p.a.	Dec/2007		15.4
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		342.8
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		81.4
BNDES	R$	Basket + 6.5%	Dec/2007		42.7
BNDES	R$	Basket + 3.85%	Nov/2007		14.7
BRDE	R$	IGP-M + 12.0% p.a.	Sep/2006		7.8
FCO	R$	14% p.a.	Jan/2008		5.2
Public Debenture - 2nd Issuance	R$	109% CD!	Dec/2004		405.1
Bonds - US$ 200 MM	US$	9.38	Feb/2014		24.6
Financial Institutions I	US$	Lib6 + 4.0% p.a.	Mar/2006		13.7
Financial Institutions II	US$	Lib6 + 2.4% p.a.	Dec/2005		11.1
Financial Institutions III	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2011		12.2
Financial Institutions IV	Iene$	Jibor6 + 1,92%	Mar/2011		2.1
Financial Institutions V	Iene$	Jibor6 + 1,92%	Feb/2009		0.6
Suppliers I	US$	Lib3 + 2.95% p.a.	Jun/2007		0.7
Suppliers II	US$	1.75% p.a.	Feb/2014		0.2
Hedge Adjustmest					12.1
Long Term				71.4%	3,679.3
Private Debenture (BRP)	R$	100% CD!	Jul/2006		910.0
Inter Company (BRP)	US$	1.75% p.a.	Jul/2014		82.1
BNDES	R$	TJLP + 6.5% p.a.	Dec/2007		37.2
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		917.4
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		190.1
BNDES	R$	Basket + 6.5%	Dec/2007		102.6
BNDES	R$	Basket + 3.85%	Nov/2007		35.1
BRDE	R$	IGP-M + 12.0% p.a.	Sep/2006		11.1
FCO	R$	14% p.a.	Jan/2008		12.9
Bonds - US$ 200 MM	US$	9.38%	Feb/2014		621.5
Financial Institutions I	US$	Lib6 + 4.0% p.a.	Mar/2006		13.3
Financial Institutions II	US$	Lib6 + 2.4% p.a.	Dec/2005		5.5
Financial Institutions III	US$	Lib6 + 0.5% p.a.	JuI/2008-JuI/2011		80.1
Financial Institutions IV	Iene$	Jibor6 + 1,92%	Mar/2011		616.8
Financial Institutions V	Iene$	Jibor6 + 1,92%	Feb/2009		2.5
Financial Institutions VI	US$	Exchange Variation	Dec/2015		30.9
Suppliers I	US$	Lib3 + 2.95% p.a.	Jun/2007		1.3
Suppliers II	US$	1.75% p.a.	Feb/2014		2.1
Hedge Adjustmest					6.9
Total Debt				100.0%	5,155.0

Total Debt

As of June 2004, Brasil Telecom’s consolidated total debt was of R$5.2 billion, 1.9% higher than the amount reported in the 1Q04. This increase is a result of the strategy adopted by the Company throughout the year to increase the debt maturity while seeking cheaper financing options. Accordingly, in April, Brasil Telecom raised 21.5 billion of yens (approximately R$577 million) from JBIC – Japan Bank for International Cooperation, which coincided with the payment of the first issuance of public debentures issued in May 2002, in an amount of R$500 million.

Net Debt

Net debt totaled R$3,184.3 million, a 17.2% increase compared to March 2004. Not accounting for inter-company debt and the private debenture with the holding company, the net debt as of June was of R$1,709.0 million.

The increase in net debt is explained by the cash reduction in the 2Q04, due to acquisitions, investments and dividend payments related to 2003.

Table 14: Indebtedness by Currency

Debt BTM (R$ Million)	Mar 2004	Mar 2004	Δ Quarter

Short Term	1,956.6	1,475.7	-24.6%
In R$	1,831.8	1,331.1	-27.3%
In US$	55.1	75.0	36.0%
	0.0	2.4	N.A.
In Currency Basket	69.7	67.3	-3.4%
Long Term	3,104.4	3,679.3	18.5%
In R$	2,176.1	2,078.6	-4.5%
In US$	761.6	837.9	10.0%
	0.0	609.4	N.A.
In Currency Basket	166.8	153.4	-8.0%
Total Debt	5,061.0	5,155.0	1.9%
(-) Cash	2,343.5	1,970.7	-15.9%
Net Debt	2,717.5	3,184.3	17.2%
(-) Inter Company with BRP	1,420.1	1,475.3	3.9%
Net Debt Ex-Inter Company with BRP	1,297.4	1,709.0	31.7%

Long term debt	As of June 2004, 71.4% of the total debt was long term debt, with the following amortization schedule:

Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2005	23.0%
2006	26.5%
2007	14.8%
2008	2.3%
2009 and after	33.4%

US$ Denominated Debt

As of June 2004, the dollar-pegged debt totaled R$912.9 million, while the currency basket denominated debt represented R$220.7 million and the yen-pegged debt R$611.8 million, all amounts including their respective hedge adjustments.

As of June 30, 2004, Brasil Telecom S.A. had hedged 39.8% of the debt pegged to exchange rate variation.

Average Cost of Debt	Brasil Telecom’s consolidated debt had an accumulated average cost of 15.2% in the year.

Financial Leverage

As of June 30, 2004, Brasil Telecom’s financial leverage, represented by the ratio of its net debt (excluding the debt with the holding company) to shareholders’ equity, was equal to 25.9%, against 19.8% in March.

INVESTMENTS IN THE PERMANENT ASSETS

Table 16: Breakdown of Investments in the Permanent Assets

R$ Million	2Q03	3Q03	4Q03	1Q04	2Q04	Δ Quarter	Δ Year

Network Expansion	159.2	168.9	159.0	95.0	128.8	35.6%	-19.0%
Conventional Telephony	93.7	60.7	62.7	45.0	19.3	-57.1%	-79.4%
Transmission Backbone	18.6	23.3	5.4	5.3	11.4	116.8%	-38.4%
Data Network	44.7	75.2	61.2	41.0	76.2	86.1%	70.4%
Intelligent Network	0.6	7.0	19.8	0.9	19.6	2155.3%	3227.2%
Network Management Systems	1.4	2.0	7.6	0.3	1.0	217.0%	-28.8%
Other	0.2	0.8	2.3	2.6	1.4	-47.7%	553.0%
Network Operation	58.3	68.4	68.2	50.2	62.8	25.1%	7.7%
Public Telephony	4.2	1.2	0.2	0.5	0.9	64.4%	-78.3%
Information Technology	41.6	42.8	81.8	40.0	29.0	-27.6%	-30.4%
Expansion Personnel	22.5	20.2	18.5	21.0	20.6	-2.1%	-8.5%
Other	289.8	5.3	23.0	10.3	356.2	3358.4%	22.9%
Expansion Financial Expenses	20.2	16.5	(0.2)	-	19.1	N.A.	-5.2%

Total - Fixed Telephony	595.7	323.3	350.4	217.0	617.4	184.5%	3.6%

R$ Million	2Q03	3Q03	4Q03	1Q04	2Q04	Δ Quarter	Δ Year

Brasll Telecom GSM	6.2	17.0	39.3	39.9	158.1	296.2%	2458.6%
Expansion Financial Expenses PCS	6.1	5.4	9.2	14.5	42.6	193.4%	595.7%

Total - Mobile Telephony	12.3	22.4	48.6	54.4	200.7	268.8%	1531.7%

Investments in the permanent assets

Brasil Telecom investments totaled R$818.1 million in the 2Q04. The investment in fixed telephony was of R$294.9 million, while R$200.7 million were invested in the mobile telephony and R$322.5 million in acquisitions.

CASH FLOW

Table 17: Consolidated Cash flow

R$ Million	2Q03	1Q04	2Q04

OPERATING ACTIVITIES
(+) Net Income of the Period	49.1	132.8	20.7
(+) Items with no Cash Effects	766.6	1,155.2	1,061.2
Depreciation and Amortization	557.5	630.0	630.7
Depreciation and Amortization	526.5	599.0	(599.0)
Losses with Accounts Receivable from Services	63.8	97.5	91.8
Provision for Doubtful Accounts	(1. 9)	(6.3)	7.2
Provision for Contingencies	13.7	22.5	53.9
Deferred Taxes	(21.5)	225.8	5.4
Amortization of Goodwill Paid in the Acquistion of Investments	31.0	31.0	(31.0)
Result from the Write-off of Permanent Assets	6.4	9.0	53.2
Financial Expenses	142.4	177.6	227.7
Other Expenses/Revenues with no Cash Effects	6.2	(0.9)	(8.6)
(-) Equity Changes	57.1	521.5	206.0
(=) Cash Flow from Operating Activities	758.6	766.5	875.9

INVESTMENT ACTIVITIES
Financial Investments	5.6	0.0	(0.0)
Investment Suppliers	(90.8)	119.8	(70.0)
Funds from Sales of Permanent Assets	2.1	0.7	3.0
Investments in Permanent Assets	(289.5)	(273.1)	(793.6)
Other Investment Flows	(1.1)	(1.1)	(3.5)
(=) Cash Flow from Investment Activities	(635.5)	(153.6)	(864.1)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(263.9)	(0.4)	(205.0)
Loans and Financing	(272.8)	265.2	(174.0)
Loans Obtained	0.3	587.2	581.4
Loans Paid	(134.1)	(132.4)	(627.4)
Interest Paid	(139.0)	(189.6)	(128.0)
Change in Shareholders' Equity	-	-	0.9
Other Financing Flows	(0.0)	0.1	(6.5)
(=) Cash Flow from Financing Activities	(536.7)	264.9	(384.5)

CASH FLOW OF THE PERIOD	(413.6)	877.8	(372.8)

Cash and Cash Equivalents - current balance	974.9	2,343.5	1,970.7
Cash and Cash Equivalents - previous balance	1,388.5	1,465.8	2,343.5
Variation in Cash and Cash Equivalents	(413.6)	877.8	(372.8)

OPERATING CASH FLOW	758.6	766.5	875.9
(-) Investments on Permanent Assets (includes Investment Suppliers)	(635.5)	(153.6)	(864.1)
(-) Interest Paid	(139.0)	(189.6)	(128.0)

(=) FREE CASH FLOW	(15.9)	423.2	(116.2)

Operating Cash Flow in the 2Q04 was of R$875.9 million	The operating cash generation of Brasil Telecom reached R$875.9 million in the 2Q04, surpassing by 14.3% the amount reported in the 2Q03.

Free cash flow in the 1H04 was of R$307.0 million	Brasil Telecom’s free cash flow in the 2Q04 was negative R$116.2 million, against R$15.9 million in the 2Q03. In the 1H04, free cash flow was of R$307.0 million.

STOCK MARKET

Table 18: Stock Performance

	Closing Price as of Jun/30/04	Performance
		In 2Q04	In 12 months	In 24 months

Common Shares (BRT03) (in R$/l,OOO shares)	11.09	-9.1%	-9.5%	18.0%
Preferred Shares (BRT04) (in R$/l,OOO shares)	11.35	-8.5%	-11.7%	0.5%
ADR (BTM) (in US$/ADR)	11.15	-14.2%	-17.2%	-5.1%
Ibovespa (points)	21,149	-4.5%	63.0%	89.9%
Itel (points)	859	7.4%	38.9%	66.4%
IGC (points)	1,778	-2.1%	53.3%	80.7%
Dow Jones (points)	10,435	0.8%	16.1%	12.9%

Graph 8: Performance in the 2Q04 – Bovespa and NYSE

(Base 100 = March 31, 2004)

Table 19: Weight in the Theoretical Portfolio

	Ibovespa		Itel		IGC

	May/Aug	Sep/Dec	May/Aug	Sep/Dec	May/Aug	Sep/Dec
BRT03	-	-	0.083%	N.A.	0.026%	N.A.
BRT04	2.4420%	2.4720%	6.125%	N.A.	1.881%	N.A.

SHAREHOLDERS STRUCTURE

Table 20: Shareholders’ Structure

Jun 2004	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,293,056	99.1%	112,516,805,791	37.5%	359,793,098,847	65.5%
ADR	-	0.0%	18,473,232,000	6.2%	18,473,232,000	3.4%
Treasury	-	0.0%	4,848,482,322	1.6%	4,848,482,322	0.9%
Other	2,320,756,486	0.9%	164,279,775,288	54.7%	166,600,531,774	30.3%

Total	249,597,049,542	100.0%	300,118,295,401	100.0%	549,715,344,943	100.0%

Mar 2004*	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,047,875	99.1%	112,517,050,972	37.5%	359,793,098,847	65.5%
ADR	-	0.0%	17,659,269,000	5.9%	17,659,269,000	3.2%
Treasury	-	0.0%	5,297,284,757	1.8%	5,297,284,757	1.0%
Other	2,321,001,667	0.9%	164,644,690,672	54.9%	166,965,692,339	30.4%

Total	249,597,049,542	100.0%	300,118,295,401	100.0%	549,715,344,943	100.0%

* Position after the capital increase.

AWARDS

Mário Henrique Simonsen Prize for Social Balance Sheet Excellence	Brasil Telecom was awarded the Mário Henrique Simonsen Prize for Social Balance Sheet Excellence.

Brasil Telecom’s reputation and credibility among its customers, suppliers, employees, shareholders and investors are increasingly clearer . One of the priorities of Brasil Telecom is to invest in social, cultural and sports projects. The Company supports several social programs and sponsors cultural and sports projects, assisting institutions, artists and athletes all over the country.

This prize is awarded by the “Fundação Nacional de Apoio Gerencial” – FUNAGER – in partnership with “Brasil Rotário” and the Commercial Association of Rio de Janeiro, and contributes to the Brasil Telecom ratification as an organization committed to the improvement in life quality at communities where it operates, with actions of political awareness and respect to the physical and social environment.

e-Learning Brazil Award	Brasil Telecom was awarded, for the second consecutive year, the e-Learning Brazil Award.

The e-Learning Brazil Award is the most prominent prize in the field of e-Learning in the country. The Company’s e-Learning project, chosen among over 50 other contenders, was once again considered the national standard.

The event is sponsored by the Sao Paulo Association of Human Resources Management (APARH), associated to the National Association of Human Resources (ABRH) and Micropower, a technology solutions and e-learning consultancy firm.

RECENT DEVELOPMENTS

S&P Upgrades Brasil Telecom’s National Scale Rating

Asserting the strategy implemented by Brasil Telecom, Standard & Poor’s (S&P) upgraded to “brAA+” from “brAA” the Brazilian National Scale issuer ratings on Brasil Telecom S.A. and on Brasil Telecom Participações S.A. Additionally, S&P assigned its Brazil National Scale issue rating of “brAA+” to Brasil Telecom S.A.’s third public debentures issuance. The notes will be issued in one series up to R$500 million and will mature on July 5, 2009. The outlook on this credit rating is stable. With this rating upgrade, Brasil Telecom is the only telecommunications company in the country assigned this rating.

S&P stressed that the ratings “reflect the company’s dominant market position in the area under concession, allowing solid and stable cash-flow generation, and its strategy of gradually moving to a more diversified and value-added product base”. According to S&P, one of the main aspects of the ratings is that “the company has been keeping strong liquidity and has been careful in using free cash flow […] By doing so, the company has kept indebtedness under control. This partly explains the company’s good reputation in the marketplace with ample access to credit lines in the domestic market.” S&P still worries about the regulatory risk inherent to all telecommunications companies in Brazil but “sees positively the decision by the Brazilian Supreme Court that recognized the tariff adjustment mechanism defined in the concession contracts”.

Moody’s América Latina Confirms the “Investment Grade” Profile of Brasil Telecom

Moody’s América Latina, one of the most renown international rating agencies, confirmed the “Investment Grade” profile of Brasil Telecom S.A., assigning a Brazil National Scale Rating of Aa1.Br and a Baa3 Global Local Currency Scale rating to the debentures issuance to be carried out by the Company in the amount of R$500 million in one series, maturing on July 5, 2009. The outlook on this rating is stable. Moody’s América Latina has maintained these ratings since December 28, 2001.

As a result, both debt issuances of Brasil Telecom S.A. in 2004 received the “Investment Grade” profile from Moody’s América Latina, since the bonds issued in February had already received the same Baa3 Global Local Currency Scale rating.

Moody’s América Latina stressed that the ratings “reflect the relatively strong financial profile and its dominant market position within its service territory”. With regards to the Company’s indebtedness, Moody’s expects “that the company’s current ratings could support a severe currency devaluation, given that nearly all of the company’s debt maturing through 2005 is hedged”.

Brasil Telecom Raises R$1.26 billion from BNDES

The Brazilian Development Bank - BNDES approved a loan of R$1.26 billion to Brasil Telecom S.A. The loan will be raised directly from BNDES and will mature in 6.5 years, with a grace period of 1.5 years. The cost is TJLP + 5.5% p.a. for 80% of the total amount of the loan and Currency Basket + 5.5% p.a. for the remaining 20%. The disbursements are expected to occur between 2004 and 2006.

The loan will be used to finance investments in the wireline network and operational improvements to meet the targets established in the General Plan on Universal Service (Plano Geral de Metas de Universalização – PGMU) and in the General Plan on Quality (Plano Geral de Metas de Qualidade – PGMQ).

Fixed-Mobile Convergence Alliance – FMCA	Fixed-Mobile Convergence Alliance (FMCA) was inaugurated on July 14, 2004, and its incorporators are six leading telecommunications carriers in the world.

The alliance was organized with the purpose of accelerating the development of products and services with fixed-mobile convergence for 122 million fixed telephone service customers and 23 million mobile telephone users served by the incorporators.

Among the FMCA incorporators, there are many of the most innovative telecommunication fixed and mobile carriers, such as:

• Brasil Telecom
• British Telecom
• Korea Telecom
• NTT Com
• Rogers Wireless
• Swisscom

““Brasil Telecom is part of this pioneer effort in order to, together with its partners at FMCA, develop innovative solutions and converge fixed-mobile telephone services to offer a superior experience for our customers”, says Ricardo Sacramento, general officer of Brasil Telecom GSM.

British Telecom will be the first to occupy the presidency of Alliance which will alternate every 12 months. Roger Wireless will present the vice-president. The Alliance members have been working together for several months, sharing information about the conceptual developments, their experiences in different markets, as well as new converging products and services

3Q04 AND 2004 SCENARIO (GUIDELINES)

Disclaimer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Lines in Service

We maintain our forecast that there will be no increase in demand for fixed terminals in 2004. Additionally, Brasil Telecom has disconnected non-paying lines that do not offer prospects of returning to the active base in the medium term.

In 2003, Brasil Telecom launched a hybrid service plan, the LigMix, with the objective to meet the needs of low-end customers, mixing features of post-paid (subscription for inclusive local fixed-to-fixed minutes) and pre-paid services (use of a card to complete fixed-to-mobile and DLD calls). Despite the absence of marketing efforts specifically targeted at the hybrid plan, the plan is expected to be widely used for customer retention purposes. We expect to retain approximately 60% of customers who request their lines to be disconnected due to financial difficulties.

Revenues

The tariff adjustment authorized by Anatel in June 2004 and the decision by the Supreme Court of Justice favoring the tariff adjustment mechanism defined in the concession contracts, the IGP-DI, should have a positive effect on 2H04 revenues.

Costs	For the 3Q04, we expect an increase in subcontracted services costs concerning plant maintenance and the mailing of telephone bills due to contractual adjustments.

We estimate that expenses with advertising and marketing (of the fixed operation) will account for 1.5% of net revenues in 2004.

The interconnection costs should continue to grow in the next quarters, since we expect to continue to increase our market share in long distance segments.

Provisions for Doubtful Accounts	We expect provisions for doubtful accounts to remain stable at 3% of gross revenues in the 2H04.

EBITDA Margin	The application of the 2003 rate adjustment should generate a positive impact of 1 p.p. on the EBITDA margin of the year, considering the current status of the negotiation.

On the other hand, the launch of mobile services in the 2H04 should have a negative impact on the EBITDA margin of approximately 2 p.p. The relative increase in contribution to total revenues of the DLD and ILD segments and inter-network revenues should also reduce the margin, as they offer lower margins than other services.

The impact of the consolidation of MetroRED and Vant on the 2004 EBITDA margin will not be significant.

CAPEX

The total Capex expected for 2004 should be of approximately 25% of projected net revenues, including fixed and mobile operations. This is mainly due to the Company’s strategy of bringing forward the mobile telephony Capex to 2004, with the objective to increase the quality of coverage and service offered in the year of the operations’ launch.

Debt

Brasil Telecom maintains its strategy to increase debt maturity and optimize its cost of capital. Of the debt issuances forecasted for 2004, two were carried out in the first semester and a public issuance of debentures in the domestic market is pending approval at the Brazilian Securities and Exchange Commission - CVM.

As of December 2003, 42.9% of Brasil Telecom’s debt was short-term debt. It is expected that short term debt will account for approximately 25% of Brasil Telecom’s total debt at the end of 2004.

SELECTED DATA

Table 21: Selected Data

PLANT	2Q03	3Q03	4Q03	1Q04	2Q04

Lines installed (thousand)	10,656	10,678	10,686	10,701	10,712
Additional lines installed (thousand)	48	22	9	14	11

Lines in service - LIS (thousand)	9,741	9,807	9,840	9,724	9,647
Residential (thousand)	7,107	7,168	7,166	6,988	6,840
Non-residential (thousand)	1,565	1,567	1,566	1,468	1,451
Public phones (thousand)	297	297	296	296	296
Pre-paid (thousand)	218	232	266	282	276
Hybrid (thousand)	0	2	11	59	159
Other (including PBX) (thousand)	554	544	546	631	624
Additional lines in service (thousand)	146	66	33	(127)	(77)
Average lines in service (thousand)	9,668	9,774	9,824	9,782	9,685

Utilization rate	91.4%	91.8%	92.1%	90.9%	90.1%

Teledensity (LIS/l00 inhabitants)	23.5	23.5	23.4	23.1	22.9

ADSL lines in service (thousand)	194.8	239.4	281.9	324.9	382.5

TRAFFIC	2Q03	3Q03	4Q03	1Q04	2Q04

Exceeding local pulses (million)	2,959	3,099	2,927	2,586	2,715

Domestic long distance - DLD (million minutes)	1,744	1,709	1,559	1,534	1,624

Fixed-mobile (million minutes)	1,058	979	991	1,037	1,036
VC-l (million minutes)	947	877	909	879	869
VC-2 (million minutes)	98	85	66	125	119
VC-3 (million minutes)	13	16	16	34	48

PRODUCTIVITY	2Q03	3Q03	4Q03	1Q04	2Q04

# of employees - Fixed Telephony	5,311	5,272	5,189	5,206	5,386
Average # of employees	5,427	5,292	5,231	5,198	5,296
LIS/employee	1,834	1,860	1,896	1,868	1,791

Net revenue/average # of employees/month (R$ thousand)	117.6	129.4	132.1	133.0	136.1
EBITDA/average # of employees/month (R$ thousand)	55.3	60.3	36.9	57.7	58.0
Net earnings/average # of employees/month (R$ thousand)	3.0	6.2	(19.8)	8.5	1.3

Exceeding local pulses/average LIS/month	102.0	105.7	99.3	88.1	93.4
DLD minutes/average LIS/month	60.1	58.3	52.9	52.3	55.9
Fixed-mobile minutes/average LIS/month	36.5	33.4	33.6	35.3	35.6

Net revenue/average LIS/month (R$)	66.0	70.0	70.3	70.6	74.4
EBITDA/average LIS/month (R$)	31.0	32.6	19.6	30.6	31.7
Net earnings/average LIS/month (R$)	1.7	3.4	(10.6)	4.5	0.7

QUALITY	2Q03	3Q03	4Q03	1Q04	2Q04
Quality goals achieved	35/35/35	35/35/34	35/35/35	33/35/35	35/35/35

Digitization rate	99.0%	99.0%	99.0%	99.5%	99.5%

PROFITABILITY	2Q03	3Q03	4Q03	1Q04	2Q04

EBITDA margin	47.0%	46.6%	27.9%	43.3%	42.6%

Net margin	2.6%	4.8%	-15.0%	6.4%	1.0%

Return on equity - ROE	0.7%	1.4%	-4.7%	2.0%	0.3%

CAPITAL STRUCTURE	2Q03	3Q03	4Q03	1Q04	2Q04

Cash and cash equivalents (R$ million)	975	1,138	1,466	2,344	1,971

Total debt (R$ million)	4,857	4,798	4,636	5,061	5,155
Short term debt	25.5%	34.9%	42.9%	38.7%	28.6%
Long term debt	74.5%	65.1%	57.1%	61.3%	71.4%

Net debt (R$ million)	3,882	3,660	3,170	2,717	3,184

Debt with BRP (inter-company + debenture) (R$ million)	1,524	1,439	1,498	1,420	1,475
Net debt excluding debt with BRP (R$ million)	2,359	2,221	1,672	1,297	1,709

Shareholders' equity (R$ million)	6,887	6,974	6,663	6,558	6,599

Net debt/shareholders' equity	56.4%	52.5%	47.6%	41.4%	48.3%
Net debt excluding debt with BRP/shareholders' equity	34.3%	31.8%	25.1%	19.8%	25.9%

NEXT EVENTS

Teleconference: 2Q04 Earnings
Tel: (1 719) 457-2634
Time: August 4 (Wednesday)
Hour: 12 p.m. (Brasília)

ABAMEC Meeting- RJ
Date: August 4 (Wednesday)
Time: 5 p.m. (Brasília)
Address: Av. Rio Branco, 103 / 21º floor – Centro – Rio de Janeiro, Brazil

IR CONTACTS

Marcos Tourinho (Diretor)	(55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Gerente)	(55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	(55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	(55 61) 415-1291	cpereira@brasiltelecom.com.br
Joaquim Figueiredo	(55 61) 415-1123	joaquimf@brasiltelecom.com.br
Alex Veloso	(55 61) 415-1122	alex.veloso@brasiltelecom.com.br

MEDIA CONTACT

Cesar Borges	(55 61) 415-1378	cesarb@brasiltelecom.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer